SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29541]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

December 16, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of December 2010. A copy of each application may be

obtained via the Commission's website by searching for the file number, or an applicant using

the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on January 11, 2011, and should be

accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-4041.

New Providence Investment Trust [File No. 811-8295]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On February 18, 2010, applicant transferred its assets to The Jacob Wisdom Fund, a series of

Jacob Funds Inc., based on net asset value. Expenses of approximately $81,630 incurred in

connection with the reorganization were paid by Atlanta Investment Counsel, LLC and Jacob

Asset Management of New York, LLC, applicant's investment advisers.

Filing Dates: The application was filed on September 30, 2010, and amended on December 1,

2010.

Applicant's Address: 116 S. Franklin St., Rocky Mount, NC 27804.

AARP Funds [File No. 811-21825]
AARP Portfolios [File No. 811-21839]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On September 29, 2010, each applicant made a liquidating distribution to its

shareholders, based on net asset value. Expenses of $44,000 and $38,500, respectively, incurred

in connection with the liquidations were paid by applicants and AARP Financial Inc., applicants'

investment adviser. Each applicant has less than $1,000 in miscellaneous outstanding expenses

which will be paid by AARP Financial Inc. or its affiliates.

Filing Date: The applications were filed on December 6, 2010.

Applicants' Address: 650 F St., NW, 2nd Floor, Washington, DC 20004.

Investment Grade Municipal Income Fund Inc. [File No. 811-7096]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Between April 16, 2010 and April 20, 2010, applicant's outstanding auction preferred shares were redeemed in full, with each preferred shareholder receiving the liquidation preference of $50,000 per share plus any accumulated but unpaid dividends. On May 10, 2010, applicant made a liquidating distribution to its common shareholders, based on net asset value. Expenses of $263,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on November 15, 2010.

Applicant's Address: 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

BBH Asian Opportunity Registered Fund, LLC [File No. 811-22200]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on November 23, 2010.

Applicant's Address: 140 Broadway, New York, NY 10005.

UM Investment Trust [File No. 811-21044]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in any business activities other than those necessary for winding up its affairs.

Filing Dates: The application was filed on October 21, 2010, and amended on December 3, 2010.

Applicant's Address: 245 Park Ave., New York, NY 10167.

Morgan Stanley Opportunistic Municipal High Income Fund [File No. 811-21857]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 30, 2010, and amended on December 3, 2010.

Applicant's Address: 522 Fifth Ave., New York, NY 10036.

BlackRock Core Alternatives Portfolio LLC [File No. 811-22254]
BlackRock Core Alternatives TEI Portfolio LLC [File No. 811-22364]
BlackRock Core Alternatives FB Portfolio LLC [File No. 811-22365]
BlackRock Core Alternatives FB TEI Portfolio LLC [File No. 811-22366]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on December 8, 2010.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Oppenheimer Principal Protected Trust [File No. 811-21281]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 26, 2010, applicant transferred its assets to Oppenheimer Main Street Funds, Inc., based on net asset value. Expenses of approximately $74,707 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on December 2, 2010.

Applicant's Address: OppenheimerFunds, Inc., 6803 S. Tucson Way, Centennial, CO 80112.

BlackRock California Investment Quality Municipal Trust Inc. [File No. 811-7664]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. By September 30, 2010, applicant had redeemed all of its Series W7 Preferred Shares at their liquidation preference plus any accrued but unpaid dividends. On September 30, 2010, applicant made a liquidating distribution to its common shareholders, based on net asset value. Expenses of $25,025 incurred in connection with the liquidation were paid by applicant. Applicant has retained approximately $100,000 in cash to pay any contingent liabilities recognized after the liquidation date.

Filing Dates: The application was filed on October 5, 2010 and amended on December 6, 2010.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

T. Rowe Price Tax-Free Intermediate Bond Fund, Inc. [File No. 811-7051]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 13, 2006, applicant transferred its assets to T. Rowe Price Summit Municipal Funds, Inc., based on net asset value. Expenses of approximately $17,940 incurred in connection with the reorganization were paid by applicant, the acquiring fund and T. Rowe Price Associates, Inc., applicant's investment adviser.

Filing Dates: The application was filed on June 26, 2009, and amended on December 2, 2010.

Applicant's Address: 100 E. Pratt St., Baltimore, MD 21202.

AFBA 5Star Funds [File No. 811-8035]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 12, 2010, applicant transferred its assets to corresponding series of FBR Funds, based on net asset value. Expenses of $94,946 incurred in connection with the reorganization were paid by AFBA Investment Management Company, applicant's investment adviser, and FBR

Fund Advisers, Inc., investment adviser to the acquiring fund.

Filing Dates: The application was filed on September 22, 2010, and amended on December 14,

2010.

Applicant's Address: 909 N. Washington St., Alexandria, VA 22314.

Liquid Institutional Reserves [File No. 811-6281]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 22, 2004, applicant made a liquidating distribution to its shareholders, based on net

asset value. Expenses of $6,560 incurred in connection with the liquidation were paid by UBS

Global Asset Management (Americas) Inc., an affiliate of applicant's investment adviser.

Filing Date: The application was filed on December 9, 2010.

Applicant's Address: c/o UBS Global Asset Management, Attn: Keith A. Weller, 1285 Avenue

of the Americas, 12th Floor, New York, NY 10019.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Florence E. Harmon
Deputy Secretary